UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Russ Berrie and Company, Inc.
Full Name of Registrant

Former Name if Applicable

111 Bauer Drive
Address of Principal Executive Office (Street and Number)

Oakland, New Jersey 07436
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As has previously been publicly reported, Russ Berrie and Company, Inc. (the “Company”) consummated the acquisition of all of the outstanding equity interests of Kids Line, LLC as of December 15, 2004.  The Company represents, that due to the size, complexity and timing of the transaction, it could not, without unreasonable effort or expense, timely file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”).  The Company represents that the 2004 10-K will be filed no later than the fifteenth calendar day following the date on which it was due.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John Wille	201	405-7340
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

Russ Berrie and Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	By	/s/ John D. Wille

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.               This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.             One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.             A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.             Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.             Electronic filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Attachment A

All percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.  Also note that the Company’s reportable segments are being reclassified (as a result of the acquisition of Kids Line, LLC as of December 15, 2004 and the sale of Bright of America Inc. as of August 2, 2004.)  As the accounting with respect to the new reportable segments has not yet been completed, reasonable estimates of changes in results of operations on a segment basis cannot be provided at this time.

The Company’s consolidated net sales for the year ended December 31, 2004 decreased 19.3% to $265,959,000 compared to $329,687,000 for the year ended December 31, 2003.  The decline was primarily attributable to the Company’s gift business, as a result of factors described in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the “September 10-Q”).

Consolidated gross profit was 41.6% of consolidated net sales for the twelve months ended December 31, 2004 as compared to 53.1% of consolidated net sales for the year ended December 31, 2003, primarily as a result of the significant increase to the gift segment’s inventory reserve requirement (as discussed in the September 10-Q) and competitive pricing pressure in the gift business.

Consolidated selling, general and administrative expenses were $134,487,000 or 50.6% of consolidated net sales for the year ended December 31, 2004 compared to $132,747,000 or 40.3% of consolidated net sales for the year ended December 31, 2003.  The increase was primarily attributable to restructuring expenses incurred during 2004 (a portion of which are described in the September 10-Q), unfavorable exchange rate variances, costs associated with the Company’s tender offer for outstanding plan options and costs associated with compliance efforts related to internal controls, partially offset by lower selling costs.

Consolidated investment and other income/(expense) was an expense of $1,446,000 for 2004 compared to income of $6,131,000 for 2003, primarily as a result of lower investment income due to lower investment balances and losses associated with a write-down of long term assets to fair market value with respect to certain of the Company’s foreign offices.

Consolidated net loss for the twelve months ended December 31, 2004 was $17,812,000 compared to consolidated net income of $34,729,000 for the year ended December 31, 2003, representing a decrease of $52,541,000 and a decrease of $2.54 per diluted share, as a result of the factors discussed above.